May 4, 2010

Via Edgar

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	Amazon.com, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed January 29, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 14, 2010
File No. 000-22513

Dear Mr. Owings:

We received your comment letter dated April 27, 2010 on the above-referenced filings. As discussed with Ms. Catherine Brown today, we will respond to your comment letter on or before May 21, 2010.

Very truly yours,

/s/ Michael Deal
Michael Deal
Vice President and Associate General Counsel Amazon.com, Inc.

cc:	Catherine T. Brown, Staff Attorney
Division of Corporation Finance

Shelley Reynolds

Vice President, Worldwide Controller and Principal Accounting Officer

Amazon.com, Inc.

L. Michelle Wilson

Senior Vice President, General Counsel and Secretary

Amazon.com, Inc.

Ronald O. Mueller

Gibson, Dunn & Crutcher LLP